December 24, 2015

VIA EDGAR

Mr. Mark P. Shuman

Branch Chief – Legal

Office of Information Technologies and Services

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Glu Mobile Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
File No. 001-33368
Filed March 13, 2015

Dear Mr. Shuman:

Glu Mobile Inc. (the “Company”) is in receipt of the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated December 22, 2015 related to the above-referenced 2014 Form 10-K (the “Letter”).  The Company notes that the Letter requests that the Company respond to the Staff’s comment within ten business days (which we believe would be January 7, 2016) or to advise the Staff as soon as possible when the Company will respond.

As I previously communicated to Morgan Youngwood of the Staff, the Company officially closed its offices for the year-end holidays on December 23, 2015 (with many Company employees leaving for holiday prior to such date), and will not reopen until January 4, 2016.  In light of this, the Company respectfully requests a one-week extension of its deadline to respond to the Staff’s comment contained in the Letter, and would propose providing its formal response by January 14, 2016.

If you have any questions, please contact me by telephone at (415) 800-6167 or by email at scott.leichtner@glu.com.

Sincerely,

GLU MOBILE INC.

/s/ Scott J. Leichtner

Scott J. Leichtner
Vice President, General Counsel and Secretary

cc:           Niccolo M. de Masi (President and CEO, Glu Mobile Inc.)

Eric R. Ludwig (Chief Operating Officer and Chief Financial Officer, Glu Mobile Inc.)

Gregory J. Cannon (Vice President, Finance and Investor Relations, Glu Mobile Inc.)